

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 18, 2024

Jeffrey Thiede
President and Chief Executive Officer
Everus Construction Group, Inc.
1250 West Century Avenue
Bismarck, ND 58503

> **Re: Everus Construction Group, Inc.**
> **Draft Registration Statement on Form 10-12B**
> **Submitted March 22, 2024**
> **CIK No. 0002015845**

Dear Jeffrey Thiede:

We have reviewed your draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Exhibit 99.1 to Draft Registration Statement on Form 10-12B submitted March 22, 2024

Our Competitive Strengths
Broad geographic reach with local service delivery throughout the United States, page 10

1. We note your disclosure that you are authorized to work in nearly every state and the District of Columbia and your map on page 69 indicating the locations where you have work authorizations. Please consider including this map in the summary or revising to disclose the specific number of authorizations you currently hold.

Diverse and attractive revenue base, page 11

2. We note the statement that your projects are supported by your "best-in-class" risk management and project oversight framework. Please revise to provide the support for this claim.

<u>Business</u>
<u>Our Company, page 58</u>

3.   We note that you currently deliver services through 15 Operating Companies. Please identify any material Operating Companies and describe the nature of their services. For each material Operating Company, please disclose the proportion of your ownership interest.

   Please contact Peter McPhun at 202-551-3581 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or Isabel Rivera at 202-551-3518 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: John L. Robinson, Esq.